     April 17, 2008

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:     Jeffrey P. Riedler, Esq.

                   Division of Corporation Finance

Re:     Integrated BioPharma, Inc. – Amendment No. 2 to

          Registration Statement on Form S-3

Mr. Riedler:

On behalf of our client, Integrated BioPharma, Inc., a Delaware corporation (the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Section 6 of and Regulation C under the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a)(1)(i) of Regulation S-T under the Commission's Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of the Company’s Amendment No. 2. to its Registration Statement on Form S-3 (“Amendment No. 2”).

As discussed with Mr. Abero yesterday, we are filing Amendment No. 2 as an exhibit only filing to correct Exhibit 23.1 which was filed with the conformed signature inadvertently omitted.

     Should any member of the staff desire any further information or clarification, please do not hesitate to contact me at (212) 801-6752.

                                   Very truly yours,

                                   /s/ Andrew H. Abramowitz

                                   Andrew H. Abramowitz

cc:     Mr. Sebastian Gomez Abero